UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

RENALYTIX PLC

(Name of Issuer)

ORDINARY SHARES
(Including Ordinary Shares Underlying American Depository Shares)

(Title of Class of Securities)

75973T101 (American Depository Shares)

(CUSIP Number)

Mount Sinai Health System, Inc.
150 East 42nd Street
Suite 2-B.17
New York, NY 10017
212.659.8105
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 75973T101 (American Depository Shares)
1	NAMES OF REPORTING PERSONS ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI (“ISMMS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 12,926,353[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,926,353[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,926,353[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.8%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 Includes 204,501 ordinary shares, nominal value £0.0025 per share (the “Ordinary Shares”) issuable upon exercise of vested options (the “Options”). The voting and investment authority of the Ordinary Shares is vested in those persons who from time to time are the executive officers of ISMMS.
2 Ownership calculation based on 93,614,804 Ordinary Shares outstanding as of February 9, 2023 (after taking into account the transactions described in this Schedule 13D), as reported by the Issuer in the Form 6-K filed on February 8, 2023 (the “Form 6-K”).

CUSIP No. 75973T101 (American Depository Shares)
1	NAMES OF REPORTING PERSONS THE MOUNT SINAI HOSPITAL (“MSH”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,897,500[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,897,500[3]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,500[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

3 MSH is the record and beneficial owner of 948,750 American Depository Shares (“ADS”), each of which represents two Ordinary Shares of the Issuer. The voting and investment authority of the ADS, and the underlying Ordinary Shares, is vested in those persons who from time to time are the executive officers of MSH.

CUSIP No. 75973T101 (American Depository Shares)
1	NAMES OF REPORTING PERSONS MOUNT SINAI HOSPITAL GROUP, INC. (“MSHG”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[4]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

4 As the sole member of MSH, MSHG may be deemed to beneficially own the ADS, and the Ordinary Shares underlying ADS, held by MSH. MSHG disclaims beneficial ownership of all such securities.

CUSIP No. 75973T101 (American Depository Shares)
1	NAMES OF REPORTING PERSONS MOUNT SINAI HEALTH SYSTEM, INC. (“MSHS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

5 As the sole member of ISMMS, MSHS may be deemed to beneficially own the ADS, Ordinary Shares and Options, and the Ordinary Shares underlying the ADS and Options, held by ISMMS. As the sole member of MSHG, MSHS may be deemed to beneficially own the ADS, and the Ordinary Shares underlying the ADS, held by MSH. MSHS disclaims beneficial ownership of all such securities.

Explanatory Note

This Schedule 13D is being filed by the Reporting Persons (as defined below) in connection with acquisitions by them of Ordinary Shares (as defined below) on February 9, 2023, which, together with all other acquisitions of Ordinary Shares by the Reporting Persons during the preceding 12 months, exceeded two percent of the outstanding Ordinary Shares. The Reporting Persons previously reported their beneficial ownership over securities of Renalytix plc on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

Item 1.	Security and Issuer
This Schedule 13D relates to the ordinary shares, nominal value £0.0025 per share (“Ordinary Shares”) of Renalytix plc, a company incorporated in England and Wales (the “Issuer”). The principal executive office of the Issuer is located at Finsgate, 5-7 Cranwood Street, London EC1V 9EE, United Kingdom. The beneficial ownership reported herein includes the Issuer’s American depositary shares (the “ADS”), each representing two Ordinary Shares, held by the Reporting Persons (as defined below).

Item 2.	Identity and Background
 (a)          This Schedule 13D is filed on behalf of Icahn School of Medicine at Mount Sinai (“ISMMS”), The Mount Sinai Hospital (“MSH”), Mount Sinai Hospitals Group, Inc. (“MSHG”), sole member of MSH, and Mount Sinai Health System (“MSHS”), sole member of each of ISMMS and MSHG, who are collectively referred to herein as the “Reporting Persons.”

ISMMS is incorporated in the State of New York as an education corporation.

MSH is incorporated in the State of New York as a not-for-profit corporation.

MSHG is incorporated in the State of New York as a not-for-profit corporation and is the sole member of MSH. As the sole member of MSH, MSHG may be deemed to have beneficial ownership of securities held by MSH.

MSHS is incorporated in the State of New York as a not-for-profit corporation and is the sole member of ISMMS and MSHG. As the sole member of ISMMS and MSHG, MSHS may be deemed to have beneficial ownership of securities held by ISMMS and MSHG.

(b)          The address of the principal executive office of each Reporting Person is 1 Gustave L. Levy Place, New York, NY 10029.

(c)          ISMMS is an education corporation. Each of MSH and MSHG is a not-for-profit corporation. MSHS has no business or operations other than serving as a holding company of the membership interests of its affiliates, and disclaims beneficial ownership of securities held by ISMMS and MSHG.

(d)          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          See Item 6 of the cover pages for citizenship or place of organization of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration
On February 9, 2023, ISMMS acquired 1,382,489 ADS (equivalent to a total of 2,764,978 Ordinary Shares) of the Issuer for an aggregate purchase price of $3.0 million, pursuant to certain securities purchase agreement, dated February 7, 2023, by and among the Issuer and the purchasers party thereto (the “U.S. Securities Purchase Agreement”), using cash on hand. Concurrently, certain U.K. purchasers acquired 3,699,910 Ordinary Shares of the Issuer pursuant to certain securities purchase agreement, dated February 7, 2023, by and among the Issuer and the purchasers party thereto (the “U.K. Securities Purchase

Agreement” and, together with the U.S. Securities Purchase Agreement, the “Securities Purchase Agreements”). The aggregate purchase price under the Securities Purchase Agreements was approximately $20.3 million, representing a purchase price of $2.17 per ADS, or £0.90 per Ordinary Share.

Item 4.	Purpose of Transaction
The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may, subject to any restrictions on the Reporting Persons pursuant to the agreements entered into in connection with the transactions reported in this Schedule 13D, at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that such Reporting Person now owns or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the Registration Rights Agreement (as defined below) or the U.S. Securities Purchase Agreement.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Erik Lium, Ph.D is a member of the board of directors (the “Board”) of the Issuer as a representative of ISMMS. Dr. Lium is currently the president of Mount Sinai Innovation Partners, and the executive vice president and chief commercial innovation officer of MSHS. In his capacity as a member of the Board, Dr. Lium may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) and (b)    Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Calculations of the Ordinary Shares beneficially owned assumes 93,614,804 shares outstanding following the closing of the transactions described in the Form 6-K.

MSHG disclaims beneficial ownership over all securities beneficially owned by MSH, other than for the purpose of determining obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the filing of this Schedule 13D shall not be deemed an admission that MSHG is the beneficial owner of such securities for any other purpose.

MSHS disclaims beneficial ownership over all securities beneficially owned by ISMMS and MSHG, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that MSHS is the beneficial owner of such securities for any other purpose.

(c)	During the past 60 days, none of the Reporting Persons conducted transactions in the Ordinary Shares.

(d)
To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Lockup Agreement

Pursuant to the Securities Purchase Agreements, ISMMS and certain other purchasers agreed, until 180 days after the closing of the transactions described in this Schedule 13D, not to (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or ADS; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Ordinary Shares or ADS, with respect to the securities purchased pursuant to the Securities Purchase Agreements, subject to certain conditions and customary exceptions.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Securities Purchase Agreements, copies of which are filed as exhibits to the Form 6-K.

Registration Rights

In June 2020, the Issuer and ISMMS entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer has granted ISMMS the following registration rights with respect to the securities of the Issuer that are owned by ISMMS at any time:

•
Demand Registration on Form F-3—ISMMS is entitled to demand registrations on Form F-3, if the Issuer is then eligible to register shares on Form F-3, including up to two underwritten offerings in any 12-month period.

•	Piggyback Registration—ISMMS is entitled to certain piggyback registration rights, subject to certain marketing and other limitations in the context of an underwritten offering.
•	Expenses—The Issuer will pay all registration expenses incident to the performance of its obligations under the registration rights agreement.

The Issuer has filed a registration statement on Form F-3 (File No. 333-265280) registering the resale of an aggregate of 11,075,220 Ordinary Shares and 1,052,197 ADS pursuant to its obligations under the Registration Rights Agreement and registration rights of holders of shares purchased in its private placement in April 2022.

In addition, pursuant to the Securities Purchase Agreements, the Issuer has agreed to file a shelf registration statement on or before six months after the date thereof with respect to the securities acquired by the purchasers.

This summary description does not purport to be complete, and is qualified in its entirety by reference to (a) the Registration Rights Agreement, a copy of which is filed as Exhibit 10.10 to the Issuer’s Annual Report on Form 20-F for the year ended June 30, 2022 (the “Form 20-F”), and (b) the Securities Purchase Agreements, copies of which are filed as exhibits to the Form 6-K.

Relationship Agreement

ISMMS is party to a Relationship Agreement with the Issuer, pursuant to which, so long as ISMMS and its affiliates together hold as beneficial owners at least 5% of the issued ordinary share capital of the Issuer, ISMMS is entitled to appoint one director to the Board of the Issuer, and to appoint an observer to attend meetings of the Board. Erik Lium, Ph.D is currently appointed by ISMMS to the Board. ISMMS agrees not to take any action that is intended to prevent the Board from operating independently. Neither ISMMS, its affiliates nor any director appointed by ISMMS will vote at any meeting in relation to any transaction between the Issuer and any Mount Sinai entity or any matter in which any such entity is interested.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Relationship Agreement, a copy of which is filed as an exhibit to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Title
1	Registration Rights Agreement (incorporated by reference from Exhibit 10.10 to the Form 20-F).
2	U.S. Securities Purchase Agreement (incorporated by reference from Exhibit 99.3 to the Form 6-K).
3	Relationship Agreement, dated October 30, 2018, by and among the Issuer (formerly Renalytix AI plc), ISMMS and NPLUS1 Singer Advisory LLP)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI

By:	/s/ Stephen Harvey
Name:	Stephen Harvey
Title:	Chief Financial Officer

THE MOUNT SINAI HOSPITAL

By:	/s/ Stephen Harvey
Name:	Stephen Harvey
Title:	Chief Financial Officer

MOUNT SINAI HEALTH SYSTEM, INC.

By:	/s/ Stephen Harvey
Name:	Stephen Harvey
Title:	Chief Financial Officer

MOUNT SINAI HOSPITALS GROUP, INC.

By:	/s/ Stephen Harvey
Name:	Stephen Harvey
Title:	Chief Financial Officer

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)